Exhibit 99.1

 PRESS RELEASE

BROOKFIELD INFRASTRUCTURE REPORTS THIRD QUARTER 2016 RESULTS

Brookfield, News, November 4, 2016 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2016.

	Three Months Ended September 30		Nine Months Ended September 30
US$ millions (except per unit amounts), unaudited	2016	2015	2016	2015
Net income[1]	$78	$123	$312	$273
– per unit[2]	$0.16	$0.31	$0.73	$0.67
FFO[3]	$235	$210	$699	$604
– per unit[4]	$0.68	$0.61	$2.02	$1.80

Brookfield Infrastructure reported net income for the quarter of $78 million ($0.16 per unit) compared to $123 million ($0.31 per unit) in the prior year as higher earnings generated by the business were offset by movements in fair value associated with our hedging activities.

Our FFO during the quarter of $235 million benefitted from solid organic growth across the business.  In addition, the increased ownership in our North American natural gas transmission and Brazilian toll road businesses, and contributions from several acquisitions positively impacted results during the period. These factors more than offset the impact of foreign exchange where the U.S. dollar strengthened compared to the various currencies we are exposed to. Our payout ratio5 for the quarter was 68%, which remains within our target range of 60-70%.

"We continue to build momentum heading into 2017. We delivered 12% FFO per unit growth and completed three transactions in the third quarter," said Sam Pollock, CEO of Brookfield Infrastructure. "In the upcoming years, we expect to benefit from a number of current growth initiatives. We will be investing over $1.1 billion in the build-out of our Brazilian gas and electricity transmission business and have         $1.5 billion of growth projects that will be coming online over the next 12-18 months."

Segment Performance

Our utilities segment generated FFO of $102 million for the quarter, compared to $99 million last year.  Results for this segment increased as a result of the strength in connection activity in our UK regulated distribution business, inflation indexation across our operations and the commissioning of capital into the rate base over the past 12 months.  The impact of these positive results more than offset lower contribution from our regulated terminal that experienced a reduction in its return as a result of its recent regulatory reset.

Our transport segment generated FFO of $112 million in the third quarter, which was 9% ahead of prior year.  These results were driven by higher tariffs and volumes across a number of our operations.  Our results also reflect the contribution from the incremental interest we acquired in our Brazilian toll road business in May, new toll road investments in India and Peru, and partial contribution from our recently closed Australian ports business.  The impact of these positive factors were modestly offset by foreign exchange and tariff relief that we extended to one of our Australian rail clients.

Our energy segment generated FFO of $40 million in the third quarter, compared to $19 million last year.  This improvement reflects the incremental contribution from increased ownership and reduced leverage in our North American natural gas transmission business, contribution from our newly acquired gas storage business in North America, as well as strong same-store growth of 15%.

Our French communications infrastructure operations generated FFO of $19 million, which is consistent with the prior year.

The following table presents FFO by segment:

	Three Months Ended September 30			Nine Months Ended September 30
US$ millions, unaudited	2016	2015		2016	2015
FFO by segment
Utilities	$102	$99		$302	$287
Transport	112	103		308	303
Energy	40	19		123	70
Communications Infrastructure	19	20		57	40
Corporate and other	(38)	(31)		(91)	(96)
FFO	$235)	$210	).	$699)	$604)

Update on Strategic Initiatives

We have executed on a number of initiatives in the third quarter that will contribute meaningfully to our businesses.

(I)
Recently completed acquisitions – In recent months, we closed on three investments totaling $660 million of capital, consisting of a group of Australian ports, Peruvian toll roads and a North American gas storage business.  These transactions were completed in the third quarter and will contribute a full quarter of results beginning in the fourth quarter.  We expect the transactions to generate attractive going-in yields of approximately 8-10% on a combined basis.

(II)
Build-out of our gas and electricity transmission businesses – We plan to deploy over $1.1 billion in the gas and electricity utility sectors.  Given the attractive nature of the assets, we expect they will be very accretive to our overall results.

•
In September, alongside several of our institutional partners, we announced an agreement to acquire a 90% controlling stake in Nova Transportadora do Sudeste S.A. ("NTS"), from Petroleo Brasileiro S.A. ("Petrobras"), for total consideration of               $5.2 billion.  Brookfield Infrastructure's investment will be a minimum of 20% of the total transaction, representing approximately $825 million of the consideration payable on closing. NTS owns the backbone natural gas transmission system that serves the core economic regions in the highly populated states of São Paulo, Rio de Janeiro and Minas Gerais in South Central Brazil.  These uniquely-positioned long-life assets will earn revenues that are indexed to inflation, and have no volume risk.

•
Additionally, we expect to invest approximately $300 million in a business that is developing approximately 4,200 km of greenfield electricity transmission lines, including projects that were awarded to us under government auctions last week. These are attractive 30-year concession assets that earn cash flows under a stable, availability-based regulatory framework. Construction of these projects is underway and they will be commissioned over the next five years.

We are also pursuing the acquisition of various networks of operating electricity transmission lines, in addition to securing greenfield projects planned for construction in the next few years.  We are encouraged by the number of prospective investments that are ahead of us as we strive to build a transmission business of meaningful scale.

Appointment of a New Director

Brookfield Infrastructure is also pleased to announce the appointment of William Cox to the Board of Brookfield Infrastructure Partners Limited, effective November 3, 2016.   William Cox is the President of The Waterfront, the owner and manager of real estate and retail property in Bermuda, and has a wealth of experience operating a number of businesses in senior executive positions over his career.  In conjunction with this addition, Don Mackenzie is stepping off the Board.  Derek Pannell, Chairman of the Board, stated "I am very pleased to welcome William Cox to the Board and look forward to his business insights.  William Cox is a seasoned business executive who will be very helpful in assisting Brookfield Infrastructure from an operational and organizational perspective as it continues to grow and expand its businesses. I would also like to thank Don Mackenzie for his advice and guidance since joining the Board in 2013.  His commitment to the success of Brookfield Infrastructure has been greatly appreciated."

Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.39 per unit, payable on December 30, 2016 to unitholders of record as at the close of business on November 30, 2016 ("Q4 2016 distribution").  The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3 and Series 5 have also been declared.

The quarterly distributions payable on the limited partnership units ("LP units") are declared in U.S. dollars. Registered unitholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Beginning with the Q4 2016 distribution, registered unitholders who are Canadian residents and beneficial unitholders whose units are registered in the name of the Canadian Depository for Securities Limited ("CDS") or a name other than their own name (i.e., generally those holding their LP Units with a Canadian brokerage), will receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada noon exchange rate on the record date for the dividend.

Additional Information
Brookfield Infrastructure's Letter to Unitholders and Supplemental Information are available at www.brookfieldinfrastructure.com.

– ends –

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with $250 billion of assets under management. For more information, go to www.brookfield.com

Please note that BIP's previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfieldinfrastructure.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Suzanne Fleming Senior Vice President, Branding & Communications Tel: (212) 417-2421 Email: suzanne.fleming@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure's Third Quarter 2016 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure's website under the Investor Relations section at www.brookfieldinfrastructure.com.

The conference call can be accessed via webcast on November 4, 2016 at 9:00 a.m. Eastern Time at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or 1-604-674-8052 (Access code: 0804).

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "target", "future", "growth", "expect",  "believe", "may",   derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure's business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the issuance of additional units of Brookfield Infrastructure and the treatment of such units, and the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure's businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure's results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.
1	Includes net income attributable to non-controlling interests, Redeemable Partnership Units held by Brookfield, general partner and limited partners.
2
Average number of limited partnership units outstanding on a time weighted average basis for the three and nine months ended September 30, 2016 were 243.4 million and 243.3 million, respectively (2015 – 244.5 million and 237.5 million, respectively).

3
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses, and other items. A reconciliation of net income to FFO is available on page 9 of this release.

4
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and nine months ended September 30, 2016 were 345.3 million and 345.2 million, respectively (2015 – 346.4 million and 334.8 million, respectively).

5	Payout ratio is defined as distributions paid (inclusive of general partner incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
 Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept 30, 2016	Dec 31, 2015

Assets
Cash and cash equivalents	$441	$199
Financial assets	316	279
Property, plant and equipment	8,677	7,632
Intangible assets	4,583	3,296
Investments in associates	4,245	2,973
Investment properties	137	153
Deferred income taxes and other	2,278	2,623
Assets classified as held for sale	432	580
Total assets	$21,109	$17,735

Liabilities and partnership capital
Corporate borrowings	$1,511	$1,380
Non-recourse borrowings	7,289	5,852
Financial liabilities	604	582
Deferred income taxes and other	2,908	2,470
Liabilities directly associated with assets classified as held for sale	179	275
Total liabilities	12,491	10,559

Partnership capital
Limited partners	3,870	3,838
General partner	25	23
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,527	1,518
Interest of others in operating subsidiaries	2,821	1,608
Preferred unit holders	375	189
Total partnership capital	8,618	7,176
Total liabilities and partnership capital	$21,109	$17,735

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three month period ended September 30,		For the nine month period ended September 30,
US$ millions, except per unit information, unaudited	2016	2015	2016	2015

Revenues	$522	$468	$1,438	$1,400
Direct operating costs	(267)	(199)	(667)	(599)
General and administrative expenses	(45)	(30)	(122)	(99)
Depreciation and amortization expense	(126)	(97)	(334)	(293)
	84	142	315	409
Interest expense	(98)	(90)	(294)	(273)
Share of earnings from associates	32	18	142	55
Revaluation gains (losses) on hedging items	(39)	51	1	109
Other income	109	73	171	82
Income before income tax	88	194	335	382
Income tax (expense) recovery
Current	(8)	(8)	(20)	(21)
Deferred	23	(3)	35	(4)
Net income	103	183	350	357
Non-controlling interest of others in operating subsidiaries	(25)	(60)	(38)	(84)
Net income attributable to partnership	$78	$123	$312	$273

Attributable to:
Limited partners	40	75	177	160
General partner	22	17	62	49
Non-controlling interest – redeemable partnership units held by Brookfield	16	31	73	64
Basic and diluted earnings per unit attributable to:
Limited partners[1]	$0.16	$0.31	$0.73	$0.67

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and nine months ended September 30, 2016 were 243.4 million and 243.3 million, respectively (2015 – 244.5 million and 237.5 million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three month period ended September 30,		For the nine month period ended September 30,
US$ millions, unaudited	2016	2015	2016	2015

Operating Activities
Net income	$103	$183	$350	$357
Adjusted for the following items:
Share of earnings from associates, net of distributions	(20)	4	(110)	13
Depreciation and amortization expense	126	97	334	293
Revaluation (gains) losses on hedging items	39	(51)	(1)	(109)
Provisions and other items	27	(57)	35	8
Deferred tax (recovery) expense	(23)	3	(35)	4
Change in non-cash working capital, net	91	2	91	(26)
Cash from operating activities	$343	$181	$664	$540

Investing Activities
Net investments in:
Operating assets	$(219)	$14	$(412)	$10
Associates	(212)	—	(716)	(550)
Long-lived assets	(173)	(153)	(465)	(373)
Financial assets	436	—	429	(42)
Net settlement of foreign exchange contracts	79	(4)	109	193
Cas used by investing activities	$(89)	$(143)	$(1,055)	$(762)

Financing Activities
Distributions to limited and general partners	$(160)	$(140)	$(466)	$(406)
Net borrowings:
Corporate	(713)	—	85	115
Subsidiary	109	114	164	(20)
Other	—	—	(38)	(38)
Issuance of preferred units	186	—	186	96
Issuance of partnership units, net of repurchases	8	(58)	13	868
Capital provided by non-controlling interest, net of distributions	383	(12)	684	22
Cash (used by) from financing activities	$(187)	$(96)	$628	$637

Cash and cash equivalents
Change during the period	$67	$(58)	$237	$415
Impact of foreign exchange on cash	(4)	(17)	5	(27)
Balance, beginning of period	378	652	199	189
Balance, end of period	$441	$577	$441	$577

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three month period ended September 30,		For the nine month period ended September 30,
US$ millions, unaudited	2016	2015	2016	2015

Adjusted EBITDA
Utilities	$131	$133	$399	$391
Transport	162	142	441	424
Energy	64	38	202	124
Communications Infrastructure	23	22	67	44
Corporate and other	(45)	(30)	(122)	(99)
Total	335	305	987	884

Financing costs	(116)	(99)	(344)	(295)
Other income	16	4	56	15
Funds from operations (FFO)	235	210	699	604

Depreciation and amortization	(158)	(119)	(448)	(344)
Deferred taxes and other items	1	32	61	13
Net income attributable to the partnership	$78	$123	$312	$273

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from net income as presented in Brookfield Infrastructure's Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per unit

	For the three month period ended September 30,		For the nine month period ended September 30,
US$ millions, unaudited	2016	2015	2016	2015

Earnings per limited partnership unit[1]	$0.16	0.31	$0.73	0.67
Add back or deduct the following:
Depreciation and amortization	0.46	0.34	1.30	1.03
Deferred taxes and other items	0.06	(0.04)	(0.01)	0.10
FFO per unit[2]	$0.68	$0.61	$2.02	$1.80

1.
Average number of limited partnership units outstanding on a time weighted average basis for the three and nine months ended September 30, 2016 were 243.4 million and 243.3 million, respectively (2015 – 244.5 million and 237.5 million, respectively).

2.
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and nine months ended September 30, 2016 were 345.3 million and 345.2 million, respectively (2015 –  346.4 million and 334.8 million, respectively).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure's Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.

Brookfield Infrastructure Partners L.P.
 Statements of Partnership Capital

	As of
US$ millions, unaudited	Sept 30, 2016	Dec 31, 2015

Assets
Operating groups
Utilities	$1,929	$2,002
Transport	3,484	3,220
Energy	1,448	1,009
Communications Infrastructure	452	438
Cash and cash equivalents	326	286
	$7,639	$6,955

Liabilities
Corporate borrowings	$1,511	$1,380
Other liabilities	706	196
	2,217	1,576
Capitalization
Partnership capital	5,422	5,379
	$7,639	$6,955

Notes:
Partnership capital in these statements represents Brookfield Infrastructure's investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from the Brookfield Infrastructure's Consolidated Statements of Financial Position on page 6 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.